Telesat Letterhead
December 20. 2006
VIA FACSIMILE AND EDGAR
Mr. Paul Fischer
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Telesat Holding Inc.
Application for Withdrawal of Registration Statement on Form F-1
File No. 333-137398
Dear Mr. Fischer
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Telesat Holding Inc. (the “Registrant”) hereby applies for the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-137398), together with all exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the U.S. Securities and Exchange Commission on September 18, 2006 and was amended on November 2, 2006 and December 1, 2006, and has not been declared effective.
     Pursuant to the Registration Statement, the Company registered an offering of up to $400,000,000 of the Registrant’s Class B non-voting shares (the “Shares”).
     The Company is requesting the withdrawal of the Registration Statement because it no longer contemplates a public offering of the Shares. The Company hereby confirms that no securities were issued or sold pursuant to the Registration Statement. Accordingly, the Company hereby respectfully requests the immediate withdrawal of the Registration Statement.
     Pursuant to Rule 457(p), the Company understands that the total filing fees associated with the Registration Statement may be offset against the total filing fee due for a subsequent registration statement.

     If you have any questions concerning our request for withdrawal, please call Andrew J. Foley of Paul, Weiss, Rifkind, Wharton & Garrison, LLP, our counsel, at (212) 373-3078.

Very truly yours, Telesat Holding Inc.
/s/ Ted Ignacy
Name:	Ted Ignacy
Title:	Vice President and Chief
Financial Officer

Cc:	Andrew J. Foley, Paul, Weiss, Rifkind, Wharton & Garrison LLP
Ian G. Putnam, Stikeman Elliott LLP
Paul Beauregard, BCE Inc.